QUARTZ MOUNTAIN CLOSES PRIVATE PLACEMENT

December 27, 2017, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTCBB: QZMRF) announces that further to its news release of December 15, 2017 and subject to TSX Venture Exchange final approval, the Company has completed a private placement for proceeds of $458,863.

The securities issued pursuant to the private placement are subject to a hold period expiring on April 28, 2018 pursuant to applicable Canadian securities laws.

The proceeds will be used to assess mineral exploration projects for potential acquisition and general corporate purposes.

For further details, contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Trevor Thomas

Secretary

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking-statements”. All statements in this release, other than statements of historical facts are forward-looking-statements. These statements include expectations about the likelihood of completing the private placement and share consolidation and the ability of the Company to secure regulatory acceptance for the private placement and share consolidation. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company’s home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.